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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549


                                    FORM 15

Certification and Notice of Suspension of Duty to File Reports Under Sections 13
               and 15(d) of the Securities Exchange Act of 1934.

                        Commission File Number 333-70507
                                               ---------


                         Heller Funding Corporation II
                         -----------------------------
             (Exact name of registrant as specified in its charter)

  500 West Monroe Street, Chicago, Illinois 60661, telephone no. 312/441-7246
  ---------------------------------------------------------------------------
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 Not Applicable
                                 --------------
            (Title of each class of securities covered by this Form)

               Class A-1 Receivable-Backed Notes, Series 1999-1,
               Class A-2 Receivable-Backed Notes, Series 1999-1,
               Class A-3 Receivable-Backed Notes, Series 1999-1,
               Class A-4 Receivable-Backed Notes, Series 1999-1,
              Class B Receivable-Backed Notes, Series 1999-1, and
                 Class C Receivable-Backed Notes, Series 1999-1
           issued by Heller Equipment Asset Receivables Trust 1999-1
           ---------------------------------------------------------
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports: NOT APPLICABLE**

    Rule 12g-4(a)(1)(i)   [ ]           Rule 12h-3(b)(1)(ii)  [ ]
    Rule 12g-4(a)(1)(ii)  [ ]
    Rule 12g-4(a)(2)(i)   [ ]           Rule 12h-3(b)(2)(i)   [ ]
    Rule 12g-4(a)(2)(ii)  [ ]           Rule 12h-3(b)(2)(ii)  [ ]
    Rule 12h-3(b)(1)(i)   [ ]           Rule 15d-6            [ ]

** Heller Funding Corporation II ("HFCII") was a limited purpose corporation and was the trust depositor for the Heller Equipment Asset Receivables Trust 1999-1 (the "Trust"). Although HFCII signed the Registration Statement on Form S-1 (File No. 333-70507), the Trust, not HFCII, was the issuer of securities registered pursuant to such Registration Statement. Heller Financial, Inc. was the sole shareholder of HFCII. HFCII has merged into Heller Funding Corporation (the "Surviving Corporation"). Heller Financial, Inc. is the sole shareholder of the Surviving Corporation. The Surviving Corporation will continue to file reports under Section 15(d) on behalf of the Trust.
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Approximate number of holders of record as of the certification or notice date:
Heller Funding Corporation II has merged into Heller Funding Corporation.
Heller Financial, Inc. is the sole shareholder of Heller Funding Corporation.


     Pursuant to the requirements of the Securities Exchange Act of 1934 HELLER FUNDING CORPORATION, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


                                HELLER FUNDING CORPORATION, as
                                successor to Heller Funding Corporation II


                                By:     /s/ David R. Schmuck
                                Title:  Vice President